[GFFC Logo] Greenville Federal Financial Corporation
August 6, 2009
Mr. David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
Re:	Greenville Federal Financial Corporation Schedule 13E-3/TO-I Filed on July 8, 2009 File No. 005-81254
Dear Mr. Orlic:
          Set forth below are the responses of Greenville Federal Financial Corporation (the “Company”) to the comment letter of the staff of the Securities and Exchange Commission dated July 16, 2009, with respect to the Schedule 13E-3/Schedule TO filed by the Company on July 8, 2009 (the “Schedule TO”).
          For your convenience, we have set forth each comment from your comment letter in bold typeface and include the Company’s response thereto below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Purchase”). All references to page numbers and captions correspond to the page numbers and captions in the marked copy of the Offer to Purchase.
Schedule 13E-3/TO
General
1.	Please advise us as to what consideration was given to whether Greenville Federal MHC is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include this party as a filing person. For help in making this determination, please review Interpretive Response 201.05 in the Going Private Transactions section of the Division’s Compliance and Disclosure Interpretations.

Although Greenville Federal MHC is an affiliate of Greenville Federal Financial Corporation, Greenville Federal MHC is not engaged in the going private

690 Wagner Avenue • Greenville, Ohio 45331 • Phone (937) 548-4158

transaction. Greenville Federal MHC has taken no action with respect to the transaction and is expected to take no action with respect to the transaction. Its only interest in the transaction is as a stockholder, and it will be affected by the transaction in the same respect as any other shareholder that continues to be a shareholder after the transaction. Greenville Federal MHC has not, therefore, been added as a filing person.

2.	Please note that each new filing must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any fling persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (Apr. 19,1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the issuer, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3.

No new filer has been added.

3.	General Instruction C to Schedule 13E-3 requires that, if the statement is filed by a corporation, the information called for by selected items must be given with respect to persons having designated relationships with the corporation. You appear to have limited your disclosure in this regard to the executive officers and directors of Greenville Federal Financial Corporation. Please make all disclosures required by the items referenced in General Instruction C with respect to Greenville Federal MHC and each executive officer and director of that entity. This would include, without limitation, the information required by Item 1003(a) and (b) regarding Greenville Federal MHC, the information required by Item 1003(c) regarding the executive officers and directors of Greenville Federal MHC, and the information required by Item 1008 regarding each of the foregoing.

Information regarding Greenville Federal MHC and Greenville Federal has been added under the headings “10. Certain Information Concerning the Company and its Executive Officers and Directors” on pages 54 to 56. The directors and executive officers of Greenville Federal MHC and Greenville Federal are all directors and executive officers of Greenville Federal Financial Corporation, whose information had already been provided. A statement that the directors and executive officers of those entities are also directors and executive officers of Greenville Federal Financial Corporation has been added. There are no transactions between the Company and either of Greenville Federal or Greenville Federal MHC required to be disclosed.

4.	We are unable to locate the statement required by 1012(e) of Regulation M-A regarding whether or not any executive officer, director or affiliate of your company (or any person specified in Instruction C to the schedule) has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation. Please advise, or revise your proxy statement to include this information.

The Offer to Purchase has been revised under the headings “Important,” “Summary Term Sheet,” on page 9, and “1. Special Factors,” on page 30, to include reference in the statement with respect to lack of recommendation to all persons specified in Instruction C and other affiliates to the schedule and to clarify not only that they are not making any recommendation but that they never have made any such recommendation.

5.	We note the disclosure under various items of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the tender offer statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appear in the offer document and are incorporated by reference in the Schedule 13E-3.

All information contained in the Schedule TO was included in the Offer to Purchase, and the Schedule TO has been revised to incorporate that information by reference.

6.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Release No. 34-16623 (March 5. 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rules 13e-4(a)(3) and 14e-1(a).

We hereby confirm that the offer will be open at least through midnight on the twentieth business day.

7.	In the Offer to Purchase, please disclose that the tender offer is a Rule 13e-3 transaction and identify the filing persons on the Schedule 13e-3.
     Disclosure of the fact that the tender offer is a Rule 13e-3 transaction and the identity of the Company as filing person on the Schedule 13e-3 has been added under the heading “16. Miscellaneous” on page 78 of the Offer to Purchase.

Special Factors
8.	Please move the Special Factors section so that it appears immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii).

The “Forward Looking Statements” paragraph has been moved to the end of the document so that the Special Factors section now is immediately after the Summary Term Sheet.
Purpose and Reasons for the Offer, page 9
9.	Please state the reasons for undertaking the going private transaction at this particular time as opposed to another time in your operating history. Refer to Item 1013(c) of Regulation M-A. We note that you state that you were required to remain registered under the Exchange Act for at least three years but it appears that you have been a reporting company since 2005.

As already stated in the Offer to Purchase, the Greenville Federal conversion and reorganization was completed in January 2006, and Greenville Federal Financial Corporation was required to remain registered with the SEC for 3 years from completion of the reorganization. A sentence has been added to the Offer to Purchase on page 13 stating the reason for the delay of a few months in commencing the tender offer.
Background of the Offer, page 11
10.	Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any advisors or other counsel and the members of management who were present at each meeting.

The “Background of the Offer” section has been supplemented on pages 14 through 17 to further describe each meeting of the directors, the discussions and the identity of the advisors present.

11.	On page 11, you refer to a presentation given by KBW on October 28, 2008 with respect to the proposed transaction. On page 12, you refer to an additional presentation by KBW on February 18, 2009, in which, among other things, KBW presented management with pro forma financial information. Each presentation, discussion, or report held with or presented by an outside party, whether in draft or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise your proxy statement to summarize any and all presentations made by any such outside party and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.

The “Background of the Offer” section has been supplemented on pages 14 through 17, and the “Fairness of the Offer” section has been supplemented on pages 23 through 29.

We do not believe that any further discussion of the materials presented to the directors by KBW in 2008 is required or even advisable because those materials are not materially related to the transaction. As described, the directors originally commenced talking about conducting some sort of transaction to reduce the number of shareholders in May 2008. Although the Board of Directors was provided various materials by KBW for meetings in October and November of 2008, the Board decided in November, without considering the materials presented in November, to postpone, and in December to terminate, consideration of such discussions due to impairment charges being recognized on one of its investments. It was only after the investment seemed to stabilize in 2009 that the Board once again decided to reconsider a transaction in order to deregister. The pricing analysis provided by KBW in 2008 was updated in April of 2009, when a decision was made to proceed, and then again in July to determine whether changes in the market in general or at the Company in particular since April 2009 should result in changing the price range. The board did not use the pricing analysis in the 2008 materials in making its decision to commence the Offer and to set the price range and the maximum purchase limitation.
Effects of the Offer, page 13
12.	Please discuss, here or in the tax consequences section, the tax effects to the issuer, its affiliates and unaffiliated security holders.

Discussion has been added on pages 73 and 74.

13.	Please describe the effect of the going private transaction on each affiliate’s interest in the net book value and net earnings of Greenville, in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A. In addition, please disclose whether the affiliates will benefit from any operating loss carry forwards and quantify these amounts, if applicable.

The only filing party is the Company; as such, the requirement with respect to the interest in the net book value and net earnings in dollar amounts is inapplicable. As indicated on page 73, the Offer is not believed to be a taxable event for the Company, Greenville Federal or Greenville Federal MHC, so none of such affiliates should benefit from the Company’s operating loss carry forwards.

Fairness of the Offer, page 18
14.	We note that the board believes the offer is fair to the unaffiliated shareholders of the company. Please revise your disclosure so that each filing person states whether the Rule 13e-3 transaction is fair to each group of unaffiliated security holders: (1) those unaffiliated security holders who receive cash and (2) those unaffiliated security holders who will continue to hold common stock. Refer to Item 1014(a) of Regulation M-A and Q&A No. 19 in Exchange Act Release 17719 (April 13, 1981).

The Company is the only filing person. Language has been added on page 23 to specify each group of unaffiliated stockholders.

15.	We note that the board determined that the transaction was procedurally fair. Please also state whether each filing person has determined that the transaction is substantively fair to each group of unaffiliated shareholders.

The only filing person is the Company, and the determination by the board of directors of the Company that the transaction is substantively and procedurally fair to both groups of unaffiliated shareholders has been clarified on page 23.

16.	Please revise to describe how each filing person determined that the transaction was procedurally fair to each group of unaffiliated shareholders despite the absence of an unaffiliated representative. Refer to Item 1014(d) of Regulation M-A.

Page 29 under the subheading “The Offer was approved by a unanimous vote of the Board, including all of the directors who are not employees of the Company or Greenville Federal” contains a description of how the Company, as the only filing person, determined that the transaction is procedurally fair to each group of unaffiliated shareholders despite the absence of an unaffiliated representative.

17.	Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed historical market prices, liquidation value, previous repurchase prices, or the KBW valuation reports. See Q&A No. 20 in Exchange Act Release No. 17719.

Further discussion of historical market prices, liquidation value and previous repurchase prices has been added on page 25. With respect to the KBW valuation reports, the Offer to Purchase already discussed the reports and states that the Board of Directors adopted the analysis in those reports as its own.

18.	Under a separate heading, please revise to include a summary of the analysis performed by KBW. Refer to Item 1015(b)(6) of Regulation M-A. For each method of analysis, please revise to provide additional disclosure about the underlying data used to calculate the values in each analysis. For example, it may be helpful for security holders to understand whether there were high, low, average or median values calculated. We note that you provide some of this information for the comparable company analysis. Please include comparable information for Greenville if the financial advisor considered this information. It may be useful if this additional information is disclosed in tabular format. In addition, please revise to discuss why particular multiples or discount rates were used in each analysis. Please also revise to summarize the results of each method of analysis and describe how the results support the opinion that the consideration is fair to unaffiliated shareholders.

A summary of the analysis, under a separate heading, has been added on page 29, as well as a discussion of the underlying data and how the analysis supports the decision of the Board of Directors with respect to the fairness of the transaction on pages 25 through 29.
Discounted Cash Flow Analysis, page 20
19.	The discussion materials filed as Exhibit C to your Schedule TO indicate that KBW, in performing its discounted cash flow analysis, assumed that net income at your company will grow at an annual rate of 10%. Please disclose this in your offering document. Please also disclose how KBW determined that this was an appropriate assumption.

Discussion of the assumptions has been added on page 26.
Public Comparables Review, page 21
20.	Please clarify the meaning of the chart on page 22. For example, disclose whether the implied per share values are those of the public company comparables, or those of the registrant. Please clearly state the range of values for the registrant determined by KBW as a result of this analysis.

Clarification has been added on page 28.

21.	On page 24, you state that your directors and executive officers do not intend to tender any shares owned by them. Please state the reasons for the intended action. See Item 1012(d) of Regulation M-A.

The directors’ reasons for determining not to tender shares in the Offer has been added on page 9.

Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot, page 25
22.	On page 27 and elsewhere in the document, you state that you will determine the purchase price and the proration factor “as promptly as practicable” following expiration, which you state may be as late as seven business days after expiration. Rules 13e-4(f)(5) and 14e-1(c) require that you pay the consideration offered “promptly” upon expiration of the offer. Please advise us as to how you are complying with the requirement to pay promptly under these rules. Refer II.D. of SEC Release No. 34-43069.

The Company intends to pay the consideration as promptly as practicable, considering that it will need to perform calculations and process letters of transmittal before issuing checks, and has changed the expectation to three to five business days on page 45.
Conditions of the Offer, page 39
23.	You state in the second bullet point on page 40 that you will not be required to accept securities if certain legal actions or proceedings have been threatened. A determination as to whether legal actions or proceedings have been threatened appears to be subjective, such that a security holder may not be able to verify that this condition has been satisfied. Please revise to include an objective standard for the determination of whether this condition has been satisfied.

The words “in writing” have been added on page 50.
Fees and Expenses, page 61
24.	We note that KBW has received customary compensation in the past for investment banking services. Please describe and quantify any compensation received or to be received as a result of the past relationship between KBW, its affiliates, and/or unaffiliated representative and your company or its affiliates. See Item 1015(b)(4) of Regulation M-A.

KBW has received no compensation from the Company or any of its affiliates in the last two years.
In connection with the above response to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
          If you have any questions or comments regarding any of the foregoing responses, please do not hesitate to contact me at (937) 548-4158 or legal counsel, Cynthia A. Shafer, at (513) 723-4009.

Very truly yours,
/s Jeff D. Kniese
Jeff D. Kniese
President & Chief Executive Officer

cc:	Peggy Kim Cynthia A. Shafer Harold Hanley David Muchnikoff